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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.            )*
                                         ----------

                              PRIME SERVICE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74157E1
   -------------------------------------------------------------------------
                                 (CUSIP Number)


   Ronald O. Mueller, Gibson, Dunn & Crutcher, 1050 Connecticut Avenue, N.W.
                          Washington, D.C. 20036-5306
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 8, 1997
            ------------------------------------------------------

            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if there reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D

-----------------------------------                   -------------------------
CUSIP No.                74157E1                      Page   2  of  15   Pages
-----------------------------------                   -------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            INVESTCORP S.A.

-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a [ ]

            Not Applicable                                          (b [ ]



-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
            PURSUANT TO ITEMS 2(d) OR 2(e)

            Not Applicable

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Luxembourg

-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

         NUMBER OF                  0
                           ----------------------------------------------------
          SHARES             8      SHARED VOTING POWER

       BENEFICIALLY                 8,049,432

         OWNED BY          ---------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
           EACH
                                    0
         REPORTING         ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
          PERSON
                                    8,049,432
           WITH            ---------------------------------------------------

------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,049,432
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

            Not Applicable
-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.75%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
* Filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

                                       SCHEDULE 13D

-----------------------------------                   -------------------------
CUSIP No.                74157E1                      Page   3  of  15   Pages
-----------------------------------                   -------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SIPCO Limited

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a [ ]
                                                                     (b [ ]
            Not Applicable

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
            PURSUANT TO ITEMS 2(d) OR 2(e)

            Not Applicable

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Luxembourg

-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

         NUMBER OF                  0
                           ----------------------------------------------------
          SHARES             8      SHARED VOTING POWER

       BENEFICIALLY                 8,049,432

         OWNED BY          ---------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
           EACH
                                    0
         REPORTING         ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
          PERSON
                                    8,049,432
           WITH            ---------------------------------------------------

------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,049,432
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
            SHARES*

            Not Applicable
-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.75%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE,
                RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                 THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
* Filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

        CUSIP NO. 74157E1        SCHEDULE 13D           Page   4   of    15

        This Schedule 13D is being filed jointly pursuant to Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Investcorp S.A., a Luxembourg corporation, ("Investcorp"), and Sipco Limited, a Cayman Islands corporation ("Sipco" and collectively, the "Reporting Persons") to report the Reporting Persons' indirect acquisition of beneficial ownership of in excess of two percent (2%) of the Common Stock of Prime Services, Inc. (the "Reportable Transactions"). The Reporting Persons previously filed a Schedule 13G respecting their indirect beneficial ownership of approximately 26.6% of the Common Stock of Prime Services Inc..

        ITEM 1.   SECURITY AND ISSUER.

        This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Prime Service, Inc., a Delaware corporation ("Prime"). The address of the principal executive offices of Prime is 16225 Park Ten Place, Suite 200, Houston, Texas 77084.

        ITEM 2.   IDENTITY AND BACKGROUND.

        For information with respect to the identity and background of each director and executive officer of Investcorp and each of the directors of Sipco, see Schedule I attached hereto.

        (a)     Name of Person Filing

                (i)   Investcorp S.A.
                (ii)  SIPCO Limited

        (b)     Place of Organization

                (i)   Luxembourg
                (ii)  Cayman Islands

        (c)     Principal Business

                (i) Investcorp S.A., through its subsidiaries, acts as a principal and intermediary in international investment transactions.

                (ii) Sipco is a passive holding company that has no operations and no employees.

        (d)     Address of Principal Business Offices

                (i)      Investcorp S.A.
                         37 rue Notre-Dame
                         Luxembourg

                (ii)     Sipco Limited
                         P. O. Box 1111
                         West Wind Building
                         George Town, Grand Cayman
                         Cayman Islands, British West Indies

        CUSIP NO. 74157E1          SCHEDULE 13D     Page   5   of   15


        (e)     Criminal Convictions

                During the last five years, neither Investcorp nor Sipco nor, to their best knowledge, any person identified on Schedule I has
                (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Investcorp or Sipco, or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                (i) On April 8, 1997, certain entities (the "Managed Entities") which indirectly are managed by subsidiaries of Investcorp through revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect (the "Management Agreements") purchased 62,700 shares of Prime Common Stock, par value $.01, at a price of $20.9884 per share.

                (ii) Sipco did not directly acquire any shares of Prime Common Stock. Sipco, however, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.


        ITEM 4.  PURPOSE OF TRANSACTION.

        The Common Stock acquired in the Reportable Transactions was acquired on behalf of the Managed Entities for investment purposes. Prior to the Reportable Transactions, Investcorp, the Managed Entities and others who frequently co-invest with Investcorp may have been deemed to be the beneficial owners of approximately 66.4% of the outstanding shares of Common Stock. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by such stockholders, these stockholders may be able to control the Company through their ability to determine the outcome of votes of stockholders regarding, among other things, election of directors and approval of significant transactions. In particular, Investcorp, as the beneficial owner of 28.75% of the Common Stock and with representatives on the board of directors of the Company, may be able to exert influence over the operations of Prime.

        Investcorp and Sipco may from time to time acquire beneficial owner-ship of additional Common Stock and may from time to time cease to have beneficial ownership over Common Stock, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by Investcorp or its wholly owned subsidiaries that indirectly manage the Managed

        CUSIP NO. 74157E1         SCHEDULE 13D      Page   6   of   15


        Entities, or from decisions by Investcorp, its subsidiaries or the ultimate beneficial owners of the shares of Common Stock held by the Managed Entities to directly or indirectly terminate or revoke the Management Agreements. Without limitation of the foregoing, Investcorp and the ultimate beneficial owners of the shares of Common Stock held by the Managed Entities intend to explore means to realize favorable returns upon their investment in shares of Common Stock and, accordingly, currently and on an on-going basis seek, evaluate and/or respond to offers to sell or otherwise dispose of such shares, either through open market or privately negotiated transactions. Such transactions may include transfers of such shares of Common Stock to their ultimate beneficial owners, individual sales on behalf of the ultimate beneficial owners of the shares of Common Stock held by the Managed Entities, underwritten offerings of the shares of Common Stock on behalf of more than one of the ultimate beneficial owners of the shares of Common Stock held by the Managed Entities, and dispositions through negotiated transactions that result in a third party's acquisition of all of the shares of Common Stock. Investcorp and Sipco reserve the right to take any action with respect to Prime or any of its equity securities in any manner permitted by law.

        Except as described above, neither Investcorp nor Sipco is currently involved in any plans or proposals which relate to, or could result in any material change in the present capitalization or dividend policy of Prime, any other material change in Prime's business or corporate structure, changes in Prime's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Prime by any person. Additionally, to the best of Investcorp and Sipco's knowledge, none of the persons named on
        Schedule I has any current plans which relate to or would result in any of the events described in this paragraph.


        ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                (a)      (i)     See Cover Page, Item 11.  Investcorp does not
        directly own any shares of the Common Stock. As of April 8, 1997, Investcorp's beneficial ownership includes 1,089,658 shares owned by two indirect wholly-owned subsidiaries of Investcorp. The remaining 6,960,274 shares shown as beneficially owned by Investcorp include the shares owned by the Managed Entities. Investcorp may be deemed to share beneficial ownership of the shares of Common Stock held by the Managed Entities because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect. The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 27,991,714 shares of Common Stock outstanding as of April 4, 1997, as reported in Prime's proxy statement dated April 18, 1997.

                         (ii) SIPCO does not directly own any shares of the Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp may be deemed to beneficially own. SIPCO, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

        CUSIP NO. 74157E1          SCHEDULE 13D       Page   7   of   15

                (b) (i) See Cover Page Items 7 and 8. Investcorp does not have the sole power to vote any shares of the Common Stock. Investcorp shares the voting power over 1,089,658 shares of the Common Stock held by two indirect wholly-owned subsidiaries of Investcorp. In addition, Investcorp may be deemed to share the power to direct the voting of an additional 6,960,274 shares of the Common Stock owned by the Managed Entities, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

                         (ii) SIPCO does not directly own any Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp may be deemed to beneficially own. SIPCO, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

                (c)      (i)     The following transactions were executed
        within the last sixty days on behalf of the Managed Entities. All transactions were effected through brokerage transactions and/or block trades.

                On April 8, 1997, 62,700 shares of Common Stock were acquired at $20.9884 per share on behalf of the Managed Entities.

                On April 7, 1997, 3,000 shares of Common Stock were acquired at $19.3583 per share on behalf of the Managed Entities.

                On April 4, 1997, 100 shares of Common Stock were acquired at $18.2500 per share on behalf of the Managed Entities.

                On April 1, 1997, 10,400 shares of Common Stock were acquired at $19.0000 per share on behalf of the Managed Entities.

                On April 1, 1997, 123,000 shares of Common Stock were acquired at $19.0000 per share on behalf of the Managed Entities.

                On March 31, 1997, 167,200 shares of Common Stock were acquired at $18.9800 per share on behalf of the Managed Entities.

                On March 27, 1997, 220,400 shares of Common Stock were acquired at $18.4938 per share on behalf of the Managed Entities.

                         (ii) SIPCO has not directly acquired any Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp may be deemed to beneficially own. SIPCO, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

        CUSIP NO. 74157E1           SCHEDULE 13D       Page   8   of   15


                (d) None of the Managed Entities has voting or investment control over more than five percent of the Common Stock. At the present time, neither Investcorp nor Sipco has a right to receive any proceeds from the sale of the shares of Common Stock acquired by the Managed Entities, as described in Item 5(c). Investcorp and Sipco disclaim any present pecuniary interest in such shares.

                (e)      Not applicable.

                To the best of Investcorp's and Sipco's knowledge, none of the outside directors of Investcorp or Sipco, directly or indirectly, have the sole or shared power to direct the voting or disposition of any shares of the Common Stock. The information required by Item 5 with respect to the executive officers of Investcorp is set forth on
        Schedule II, which is attached  hereto.


        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Investcorp has no contracts, arrangements, understandings or relationships (legal or otherwise) specifically with respect to the securities of Prime. The Management Agreements indirectly grant affiliates of Investcorp the authority to direct the voting, acquisition and disposition of any investments undertaken by such affiliates on behalf of the Managed Entities, including shares of stock of companies the acquisition of which is arranged by other affiliates of Investcorp. Sipco has no contracts, arrangements, understandings or relationships with Investcorp or with any other person with respect specifically to the Common Stock of Prime.


        ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        None.

        ITEM 8.   CERTIFICATION AND SIGNATURE:

                          After reasonable inquiry and to the best of my
                  knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

              INVESTCORP S.A.

              BY:  /s/ Gary S. Long                            MAY __, 1997
                  --------------------------------


                      NAME:  Gary S. Long
                           --------------------------

                      TITLE: AUTHORIZED REPRESENTATIVE
                            --------------------------

        CUSIP NO. 74157E1         SCHEDULE 13D        Page   9   of   15



SIPCO LIMITED

BY:  /s/ Gary S. Long                                           MAY __, 1997
    --------------------------------


        NAME:  /s/ Gary S. Long
             ---------------------------

        TITLE: AUTHORIZED REPRESENTATIVE
              --------------------------

        CUSIP NO. 74157E1           SCHEDULE 13D       Page   10   of   15


                                  SCHEDULE I


                               INVESTCORP S.A.
                                  DIRECTORS

                                                    PRESENT BUSINESS       PRESENT PRINCIPAL
                   NAME                                  ADDRESS               OCCUPATION
                   ----                           --------------------     -------------------


      Abdul-Rahman Salim Al Ateeqi            P. O. Box 848                Personal Advisor to H.H. the         Kuwaiti
                                              Safat                        Amir of the State of Kuwait
                                              Kuwait


      Ahmed Ali Kanoo                         P. O. Box 45                 Group Chairman of Yusuf Bin          Bahraini
                                              Manama                       Ahmed Kanoo Group of Companies
                                              Bahrain


      Omar A. Aggad                           P.O. Box 2256                Chairman and President of             Saudi
                                              Riyadh 11451                 Aggad Investment Co.
                                              Kingdom of Saudi Arabia

      Easa Saleh Al Gurg                      P. O. Box 325                Ambassador of the United Arab         U.A.E.
                                              Dubai                        Emirates to the Court of St.
                                              United Arab Emirates         James's

                                                                           Chairman, Easa Saleh Al Gurg
                                                                           Group of Companies, Dubai

                                                                           Director, Emirates
                                                                           International, Dubai

                                                                           Vice Chairman & Director,
                                                                           National Bank of Fujairah

                                                                           Director, Egyptian British
                                                                           Bank, Cairo

      Ahmed Abdullah Al Mannai                P. O. Box 76                 Chairman, Mannai Corporation          Qatari
                                              Doha                         Ltd.
                                              Qatar


      Khalid Rashid Al Zayani                 P. O. Box 5553               Group Chairman, Al Zayani            Bahraini
                                              Manama                       Investments Group of Companies
                                              Bahrain

        CUSIP NO. 74157E1           SCHEDULE 13D          Page   11   of   15

                                                    PRESENT BUSINESS       PRESENT PRINCIPAL
                   NAME                                  ADDRESS               OCCUPATION
                   ----                           --------------------     -------------------
      Hussain Ibrahim Al-Fardan               P. O. Box 63                 Chairman, Alfardan Group of           Qatari
                                              Doha                         Companies (Holdings) WLL
                                              Qatar

      Nasser Ibrahim Al-Rashid                P. O. Box 4354               Chairman, Rashid Engineering          Saudi
                                              Riyadh 11411
                                              Kingdom of Saudi Arabia

      Abdul Rahman Ali Al-Turki               P. O. Box 718                Chairman and CEO, A.A. Turki          Saudi
                                              Dammam 31421                 Group of Companies
                                              Kingdom of Saudi Arabia

      Mohammed Abdullah Al-Zamil              P. O. Box 285                Chairman and CEO, A.H.               Bahraini
                                              Manama                       Al-Zamil Group of Companies
                                              Bahrain


      Abdullah Taha Bakhsh                    P. O. Box 459                Chairman, TRACO Trading               Saudi
                                              Jeddah 21411                 Engineering & Contracting
                                              Kingdom of Saudi Arabia      Corporation


      Faraj Ali Bin Hamoodah                  P. O. Box 203                President, Bin Hamoodah Group         U.A.E.
                                              Abu Dhabi                    of Companies
                                              United Arab Emirates

      Bakr Binladen                           P. O. Box 8918               Chairman, Saudi Binladen Group        Saudi
                                              Jeddah
                                              Kingdom of Saudi Arabia


      Mustafa Jassim Boodai                   P. O. Box 1287               Chairman, Boodai Corporation         Kuwaiti
                                              Safat 13013
                                              Kuwait

      Mohammed Yousef Jalal                   P. O. Box 113                Chairman, Mohammed Jalal &           Bahraini
                                              Manama                       Sons Group of Companies
                                              Bahrain

      Nemir Amin Kirdar                       P. O. Box 5340               President and CEO of                 Bahraini
                                              Manama                       Investcorp Bank E.C.
                                              Bahrain


  CUSIP NO. 74157E1               SCHEDULE 13D          Page    12  of  15

                                              PRESENT BUSINESS             PRESENT PRINCIPAL
                   NAME                           ADDRESS                      OCCUPATION
                   ----                       ----------------             -----------------


      Abdul Aziz Jassim Kanoo                 P. O. Box 37                 Deputy Chairman and Deputy            Saudi
                                              Dammam 31411                 CEO, Yusuf Bin Ahmed Kanoo,
                                              Kingdom of Saudi Arabia      Saudi Arabia

  CUSIP NO. 74157E1               SCHEDULE 13D          Page    13  of  15

                                   SCHEDULE I

                                SIPCO DIRECTORS

                               PRESENT BUSINESS        PRESENT PRINCIPAL
            NAME                   ADDRESS                OCCUPATION                           CITIZENSHIP
            ----               ----------------        -------------------                   ---------------
Hussain Ibrahim Al-Fardan      P. O. Box 63           Chairman, Alfardan Group of                Qatari
                               Doha                   Companies (Holdings) WLL
                               Qatar

Mohammed Yousef Jalal          P. O. Box 113          Chairman, Mohammed Jalal &                 Bahraini
                               Manama                 Sons Group of Companies
                               Bahrain

Nemir Amin Kirdar              P. O. Box 5340         President and CEO of                       Bahraini
                               Manama                 Investcorp Bank E.C.
                               Bahrain

CIP Limited

Abdul-Rahman Salim Al Ateeqi   P. O. Box 848          Personal Advisor to H.H. the               Kuwaiti
                               Safat Kuwait           Amir of the State of Kuwait

Ahmed Ali Kanoo                P. O. Box 45           Group Chairman of Yusuf Bin                Bahraini
                               Manama                 Ahmed Kanoo Group of Companies
                               Bahrain

Lawrence B. Kessler            P. O. Box 5340         Chief Administrative Officer               U.S.A.
                               Manama                 of Investcorp S.A.
                               Bahrain

Gary S. Long                   P. O. Box 5340         Chief Financial Officer                    U.S.A.
                               Manama                 of Investcorp S.A.
                               Bahrain

  CUSIP NO. 74157E1               SCHEDULE 13D          Page    14  of  15


                               INVESTCORP S.A.
                              EXECUTIVE OFFICERS


                                 PRESENT BUSINESS          PRESENT PRINCIPAL
     NAME                            ADDRESS                   OCCUPATION                      CITIZENSHIP
     ----                    --------------------     ----------------------------             ------------
Nemir Amin Kirdar            P. O. Box 5340           President and CEO of Investcorp               Bahraini
                             Manama                   Bank E.C.
                             Bahrain

Lawrence B. Kessler          P. O. Box 5340           Chief Administrative Officer                   U.S.A.
                             Manama                   of Investcorp S.A.
                             Bahrain

Gary S. Long                 P. O. Box 5340           Chief Financial Officer                        U.S.A.
                             Manama                   of Investcorp S.A.
                             Bahrain

Salman A. Abbasi             P. O. Box 5340           Secretary of Investcorp S.A.                   U.S.A.
                             Manama
                             Bahrain

  CUSIP NO. 74157E1               SCHEDULE 13D          Page    15  of  15

                                  SCHEDULE II


                                INVESTCORP S.A.
           NUMBER OF SHARES OF PRIME COMMON STOCK BENEFICIALLY OWNED


                                                        PERCENTAGE OF SHARES
EXECUTIVE                SHARES BENEFICIALLY               OF COMMON STOCK
OFFICERS                       OWNED                     BENEFICIALLY OWNED
----------------        ---------------------          ---------------------
Nemir Amin Kirdar               187,913                       0.67%

Lawrence B. Kessler              24,335                       0.09%

Gary S. Long                      9,000                       0.03%

Salman A. Abbasi                 43,669                       0.16%


  To the best of SIPCO's knowledge, none of the foregoing individuals have (i) effected any transactions in Prime's Common Stock during the past sixty days;
  (ii) any knowledge of any other person who has the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities that are the subject of this 13-D; or (iii) ceased to be the beneficial owner of more than five percent of Prime's Common Stock.